Exhibit 99.59

F3 Closes C$7 Million Bought Deal Private Placement

Kelowna, British Columbia--(Newsfile Corp. - May 7, 2025) - F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or the “Company”) is pleased to announce that it has closed its previously announced bought deal private placement. A total of 29,200,000 flow-through shares of the Company (the “FT Shares”) were issued at a price of C$0.24 per FT Share (the “Issue Price”), for gross proceeds to the Company of C$7,008,000 (the “Offering”).

Haywood Securities Inc. acted as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters that included Red Cloud Securities Inc., Canaccord Genuity Corp., SCP Resource Finance LP, and Cormark Securities Inc. (collectively, the “Underwriters”).

Each FT Share will qualify as a “flow-through share” within the meaning of the Income Tax Act (Canada) and will qualify as an “eligible flow-through share” as defined in The Mineral Exploration Tax Credit Regulations, 2014 (Saskatchewan).

The gross proceeds from the sale of FT Shares will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” as such terms are defined in the Income Tax Act (Canada), and to incur “eligible flow-through mining expenditures” pursuant to The Mineral Exploration Tax Credit Regulations, 2014 (Saskatchewan) (collectively, the “Qualifying Expenditures”) related to the Company’s uranium projects in the Athabasca Basin, Saskatchewan, on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers of the FT Shares effective December 31, 2025.

The FT Shares were offered to purchasers pursuant to National Instrument 45-106 - Prospectus Exemptions in all of the provinces of Canada, and/or in other jurisdictions as agreed to between the Company and the Underwriters. The FT Shares are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities laws.

In connection with the Offering, the Company paid to the Underwriters a cash commission of 5% of the gross proceeds raised in respect of the Offering.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About F3 Uranium Corp.

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new discovery in 12km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R project and NexGen’s Arrow project.

On Behalf of the Board

“Dev Randhawa”

Dev Randhawa, Chairman & CEO

Contact Information

F3 Uranium Corp.

750 - 1620 Dickson Avenue
Kelowna, BC V1Y 9Y2

Investor Relations
Telephone: 778-484-8030
Email: ir@f3uranium.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-Looking information herein includes, but is not limited to, statements that address activities, events or developments that F3 expects or anticipates will or may occur in the future, the proposed use of proceeds of the Offering and the tax treatment of the FT Shares.

Forward-Looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of metals; costs of exploration and development; the estimated costs of development of exploration projects; the Company’s ability to operate in a safe and effective manner.

These statements reflect the Company’s respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the future tax treatment of the FT Shares, competitive risks and the availability of financing; uranium price volatility; risks associated with the conduct of the Company’s exploration activities; regulatory, consent or permitting delays; risks relating to reliance on the Company’s management team and outside contractors; the Company’s inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining, development or exploration activities; employee relations, labour unrest or unavailability; the Company’s interactions with surrounding communities; the speculative nature of exploration and development; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified in the Company’s public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
UNITED STATES

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